FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 November 2013

HSBC BANK CANADA
THIRD QUARTER 2013 RESULTS

•    Profit before income tax expense was C$251m for the quarter ended 30 September 2013, an increase of 3% compared with the same period in 2012. Profit before income tax expense was C$702m for the nine months ended 30 September 2013, a decrease of 13% compared with the same period in 2012.

•    Profit attributable to common shareholders was C$168m for the quarter ended 30 September 2013, an increase of 4% compared with the same period in 2012. Profit attributable to common shareholders was C$452m for the nine months ended 30 September 2013, a decrease of 17% compared with the same period in 2012.

•     Return on average common equity was 16% for the quarter ended 30 September 2013 and 14.3% for the nine months ended 30 September 2013 compared with 15.7% and 17.9% respectively for the same periods in 2012.

•    The cost efficiency ratio was 51.9% for the quarter ended 30 September 2013 and 48.9% for the nine months ended 30 September 2013 compared with 45.1% and 47.2% respectively for the same periods in 2012.

• Total assets were C$85.6bn at 30 September 2013 compared with C$84.5bn at 30 September 2012.

• Total assets under administration increased to C$20.9bn at 30 September 2013 from C$19bn at 30 September 2012.

•    Common equity tier 1 capital ratio was 11.1%, tier 1 ratio 14.1% and the total capital ratio 16% at 30 September 2013 determined using regulatory guidelines in accordance with the Basel III capital adequacy framework adopted with effect from 1 January 2013.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada reported a profit before income tax expense of C$251m for the third quarter of 2013, an increase of C$7m, or 3%, compared with the third quarter of 2012, and an increase of C$69m, or 38%, compared with the second quarter of 2013. Profit before income tax expense for the nine months ended 30 September 2013 was C$702m, a decrease of C$109m, or 13%, compared with the same period in 2012.

The increase in profit before income tax expense compared with the same quarter last year and the prior quarter is mainly due to lower loan impairment charges from lower specific provisions. Higher other operating income as a result of a reduction in fair value in the second quarter of 2013 of an investment property held for sale, partially offset by lower gains from the sale of financial investments, further contributed to the increase in profit before income tax expense compared with the prior quarter.

Profit before income tax expense for the nine months ended 30 September 2012 included a gain on the sale of the full service brokerage business of C$84m and a restructuring charge of C$36m mostly relating to the wind-down of the consumer finance business. Excluding the impact of these items, profit before income tax expense for the nine months ended 30 September 2013 decreased by C$61m, or 8%, compared with the same period last year mainly due to lower net interest income from declining loan balances in connection with the wind-down of the consumer finance business and lower other operating income as result of a reduction in fair value of an investment property held for sale. The decrease is partially offset by lower operating expenses as a result of our on-going organizational effectiveness programmes, which resulted in sustainable cost savings as well as widening credit spreads on our own subordinated debentures designated at fair value. In addition offsetting the decrease were lower loan impairment charges from a reduction in collectively assessed provisions driven by lower average loan balances following the wind-down of the bank's consumer finance business.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"The growth in our commercial loan portfolio in the third quarter and our success in continued sustainable operating expense savings within our operations in Canada are bright spots.  We continue to face pressure from lower interest spreads.  However, our continued focus on growing our core businesses by connecting our customers to international markets and business, consistent with HSBC's global strategy, has positioned us well for future growth."

Analysis of Consolidated Financial Results for the Third Quarter of 2013

Net interest income for the third quarter of 2013 was C$319m, a decrease of C$38m, or 11%, compared with the third quarter of 2012, and a decrease of C$21m, or 6%, compared with the second quarter of 2013. Net interest income was C$995m for the nine months ended 30 September 2013, a decrease of C$132m, or 12%, compared with the same period in 2012. Net interest income decreased mainly due to declining loan balances in connection with the wind-down of the consumer finance business and lower net interest spread, partially offset by growth in average customer deposits and commercial loans.

Net fee income for the third quarter of 2013 was C$152m, a decrease of C$5m, or 3%, compared with the third quarter of 2012, and marginally lower compared with the second quarter of 2013. Net fee income was C$452m for the nine months ended 30 September 2013, marginally higher compared with the same period in 2012. The decrease in net fee income compared with the same quarter last year was mainly due to lower corporate finance fees.

Net trading income for the third quarter of 2013 was C$42m, a decrease of C$6m, or 13% compared with the third quarter of 2012, and a decrease of C$3m, or 7%, compared with the second quarter of 2013. Net trading income was C$144m for the nine months ended 30 September 2013, an increase of C$9m, or 7%, compared with the same period in 2012. The decrease in net trading income compared with both the same quarter last year and the prior quarter is mainly due to declining customer spreads related to foreign exchange products. In the first quarter of 2013, the bank implemented changes in the methodology in respect of credit and debit valuation adjustments on derivative contracts to reflect evolving market practices. On a year-to-date basis, net trading income increased mainly as a result of the change in methodology and prior year losses caused by the narrowing of credit spreads on our own debt instruments, partially offset by declining customer spreads related to foreign exchange products.

Net expense from financial instruments designated at fair value for the third quarter of 2013 was nil compared with C$8m in the third quarter of 2012 and nil in the second quarter of 2013. Net expense from financial instruments designated at fair value was C$3m for the nine months ended 30 September 2013, a decrease of C$21m, compared with the same period in 2012. The bank designates certain of its own subordinated debentures to be recorded at fair value. The decrease in net expense from financial instruments designated at fair value compared with prior year periods is largely as a result of the widening of credit spreads decreasing the fair value of these subordinated debentures.

Gains less losses from financial investments for the third quarter of 2013 were C$2m, marginally lower compared with the third quarter of 2012 and a decrease of C$13m compared with the second quarter of 2013. Gains less losses from financial investments were C$52m for the nine months ended 30 September 2013, an increase of C$4m compared with the same period in 2012. Gains less losses from financial investments decreased compared with the same quarter in 2012 and the prior quarter due to lower total gains realized from disposals of available-for-sale financial investments driven by balance sheet management activities. Gains less losses from financial investments increased compared with the nine months ended 30 September 2012 for similar reasons.

Other operating income for the third quarter of 2013 was C$7m, a decrease of C$8m compared with the third quarter of 2012, and an increase of C$30m compared with the second quarter of 2013. Other operating income was a loss of C$3m for the nine months ended 30 September 2013, a decrease of C$53m compared with the same period in 2012. The variances from comparative periods are mainly due to a reduction in fair value of an investment property held for sale of C$40m and C$8m respectively in the second and third quarters of 2013.

Gain on the sale of the full service retail brokerage business. The sale of the full service retail brokerage business closed on 1 January 2012 and resulted in a gain of C$84m, net of assets written off and directly related costs as reported in the nine months ended 30 September 2012.

Loan impairment charges and other credit risk provisions for the third quarter of 2013 were C$9m, a decrease of C$62m and C$75m respectively compared with the third quarter of 2012 and the second quarter of 2013. Loan impairment charges and other credit provisions were C$149m for the nine months ended 30 September 2013, a decrease of C$29m, or 16%, compared with the same period in 2012. The decreases in loan impairment charges and other credit risk provisions compared with the same quarter last year and the prior quarter is mainly as a result of lower specific provisions as well as a reduction in collectively assessed provisions driven by lower average loan balances following the wind-down of the bank's consumer finance business. On a year-to-date basis, the decrease in loan impairment charges and other credit risk provisions is mainly as a result of a reduction in collectively assessed provisions driven by lower average loan balances following the wind-down of the bank's consumer finance business.
Total operating expenses (excluding restructuring charges) for the third quarter of 2013 were C$271m, an increase of C$13m, or 5%, compared with the third quarter of 2012, and an increase of C$5m, or 2%, compared with the second quarter of 2013. Total operating expenses were C$800m for the nine months ended 30 September 2013, a decrease of C$45m, or 5%, compared with the same period in 2012. The increase in total operating expenses compared with both the same quarter last year and the prior quarter is mainly due to our continued investment in our Regulatory and Financial Crime Compliance function and higher employee termination costs. A general sales tax refund recorded in the third quarter of 2012 contributed to the increase in total operating expense compared with the same quarter in 2013. On a year-to-date basis, total operating expenses decreased as a result of our on-going organizational effectiveness programmes, which resulted in sustainable cost savings of C$25m in the nine months ended 30 September 2013. Cumulative sustainable cost savings from 2011 to the end of the nine months ended 30 September 2013 are in excess of C$120m. The year-to-date decrease in operating expenses is partially offset by our continued investment in our Regulatory and Financial Crime Compliance function.

Restructuring charges of C$36m were recognized in the first quarter of 2012 mainly relating to the wind-down of the bank's consumer finance business.

Share of profit in associates for the third quarter of 2013 was C$9m, an increase of C$8m compared with both the third quarter of 2012 and the second quarter of 2013. Share of profit in associates was C$14m for the nine months ended 30 September 2013, an increase of C$11m compared to the same period last year. Share of profit in associates was higher in the current quarter due to an increase in value of the bank's investment in private equity funds.

Income tax expense. The effective tax rate in the third quarter of 2013 was 26.5%, compared with 26.4% in the third quarter of 2012 and 28.8% in the second quarter of 2013. The effective tax rate was 28.4% for the nine months ended 30 September 2013, compared with 26.3% for the same period in 2012. Income tax expense in the prior quarter included a tax adjustment relating to prior periods that resulted in a higher effective tax rate for both the second quarter of 2013 and the nine months ended 30 September 2013.

Statement of Financial Position

Total assets at 30 September 2013 were C$85.6bn, an increase of C$4.9bn from C$80.7bn at 31 December 2012, mainly due to increases of C$2.2bn in trading assets, C$1.2bn in loans and advances to customers, and C$1.1bn in loans and advances to banks. The growth in trading assets is due to a higher holding of government and agency bonds as a result of increased trading activity in the rates business and a higher holding of pending settlement trading accounts. The growth in loans and advances to banks and loans and advances to customers is due to a higher holding of reverse repurchase agreements from increased liquidity and balance sheet management activities. Excluding reverse repurchase agreements, loans and advances to banks decreased marginally by C$0.1bn and loans and advances to customers decreased by C$1.4bn, mainly as a result of declining mortgage balances and consumer finance loan balances as a result of the wind-down of the consumer finance business in Canada, partially offset by a growth in commercial loans.

Liquid assets increased to C$28.8bn at 30 September 2013, compared to C$24.3bn at 31 December 2012 mainly as a result of deposit growth, debt issuance, and declining mortgage and consumer finance loan balances. Refer to the 'Use of non-IFRS financial measures' for a definition of liquid assets.

Total liabilities at 30 September 2013 were C$80.2bn, an increase of C$4.9bn from C$75.3bn at 31 December 2012, mainly due to increases of C$2.9bn in customer accounts and C$1.7bn in trading liabilities. The increase in customer accounts is mainly due to growth in savings, deposits and current accounts. The increase in trading liabilities is as a result of increased activity in the rates business.

Business Performance in the Third Quarter of 2013

Commercial Banking

Profit before income tax expense was C$167m for the third quarter of 2013, an increase of C$23m, or 16%, compared with the third quarter of 2012, and an increase of C$97m compared with the second quarter of 2013. Profit before income tax expense was C$360m for the nine months ended 30 September 2013, a decrease of C$89m, or 20%, compared with the same period in 2012. The increase in profit before income tax compared with the same quarter last year and the prior quarter is mainly due to lower specific loan impairment charges, higher other operating income from adjustments relating to a decline in the fair value of an investment property held for sale in comparative periods, and higher share of profit in associates due to an increase in value of the bank's investment in private equity funds. The increase in profit before income tax expense compared with the same quarter last year and the prior quarter is partially offset by lower net interest income from lower net interest spread in a competitive low interest rate environment and higher total operating expenses driven by our continued investment in our Regulatory and Financial Crime Compliance function.

On a year-to-date basis, profit before income tax decreased mainly due to higher specific loan impairment charges, lower operating income from adjustments related to a decline in the fair value of an investment property held for sale and lower net interest income from lower net interest spread in a competitive low interest rate environment, partially offset by higher share of profit in associates due to an increase in value of the bank's investment in private equity funds.

Global Banking and Markets

Profit before income tax expense was C$55m for the third quarter of 2013, a decrease of C$15m, or 21%, compared with the third quarter of 2012 and a decrease of C$12m, or 18%, compared with the second quarter of 2013. Profit before income tax expense was C$225m for the nine months ended 30 September 2013, a decrease of C$15m, or 6%, compared with the same period in 2012. The decrease in profit before income tax compared with the same quarter last year is mainly due to lower net interest income from reduced interest margin, lower underwriting fee income and lower net trading income from foreign exchange activities. The decrease in profit before income tax compared with the prior quarter is mainly due to lower total gains realized from disposals of available-for-sale financial investments and lower net interest income from reduced interest margin.

On a year-to-date basis, profit before income tax decreased mainly due to prior year gains on the sale of full services retail brokerage business and lower net interest income from reduced interest margin. The decrease was partially offset by higher trading income as a result of a change in valuation methodology on derivatives and prior year losses caused by the narrowing of credit spreads on our own debt instruments.

Retail Banking and Wealth Management

Profit before income tax expense for the third quarter of 2013 was C$12m, marginally lower compared with third quarter of 2012, and a decrease of C$6m, or 33%, compared with the second quarter of 2013. Profit before income tax expense was C$44m for the nine months ended 30 September 2013, a decrease of C$67m, or 60%, compared with the same period in 2012. Profit before income taxes decreased compared with the prior quarter mainly due to lower net fee income from a decline in Immigrant Investor Program volume and lower net trading income from a mark to market loss on structured products as well as reduced foreign exchange activity.

Profit before income tax in the nine months ended 30 September 2012 benefitted from a gain on the sale of the full service retail brokerage business partially offset by related restructuring charges. Excluding these items, profit before income tax expense increased by C$7m, or 19%, compared with the nine months ended 30 September 2012 mainly due to lower operating expenses as a result of cost control and continued delivery of our organizational effectiveness programmes and fee income growth, partially offset by lower net interest income due to a decline in average loan balances and lower net interest spread in a competitive low interest rate environment.

Consumer Finance

Profit before income tax expense was C$19m for the third quarter of 2013, a decrease of C$9m, or 32%, compared with the third quarter of 2012, and a decrease of C$8m, or 30%, compared with the second quarter of 2013. Profit before income tax expense was C$81m for nine months ended 30 September 2013, an increase of C$34m, or 72%, compared with the same period in 2012. Profit before income tax decreased compared with the same quarter last year as well as the prior quarter due to lower net interest income driven by lower average loan balances as well as the sale of the private label credit card portfolio in the current quarter, partially offset by lower collectively assessed impairment provisions following the decision in March 2012 to wind-down the consumer finance business in Canada. In the nine months ended 30 September 2012, C$34m restructuring costs were incurred relating to the wind-down. Excluding the restructuring costs, profit before income tax expense was unchanged compared with the nine months ended 30 September 2012.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include income and expense from the impact of changes in credit spreads on our own subordinated debentures designated at fair value and income and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the third quarter of 2013 was a loss of C$2m, a decrease of C$9m, or 82%, compared with the third quarter of 2012, and an increase of C$2m compared with the second quarter of 2013. Profit before income tax expense was a loss of C$8m for the nine months ended 30 September 2013, a decrease of C$28m, or 78%, compared with the same period in 2012. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the third quarter of 2013, the bank declared and paid C$90m in dividends on HSBC Bank Canada common shares, an increase of C$7m from the same period in 2012. The bank declared and paid C$270m in dividends on common shares during the nine months ended 30 September 2013, an increase of C$22m from the same period in 2012.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 31 December 2013, for shareholders of record on 13 December 2013.

Use of non-IFRS financial measures

HSBC Bank Canada uses certain non-IFRS financial measures to assess its performance. Non-IFRS financial measures are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. The following non-IFRS financial measures are used throughout this document and are defined below:

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges and other credit risk positions for the period.

Assets under administration - These are assets administered by the bank on behalf of our customers. The bank does not recognise these assets on its consolidated statement of financial position because our customers are the beneficial owners.

Average total shareholders' equity to average total assets - Average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Liquid assets - These assets include high grade financial investments and reverse repurchase agreements, of which a certain amount is pledged as collateral to secure recognized liabilities, and contingent obligations within payment and depository clearing systems.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ('OSFI') in accordance with the Basel III capital adequacy framework (2012: Risk weighted assets are calculated using the guidelines issued by OSFI in accordance with the Basel II capital adequacy framework).

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 6,600 offices in over 80 countries and territories and assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Sharon Wilks	416-868-3878
	Aurora Bonin	604-641-1905

Copies of HSBC Bank Canada's third quarter 2013 interim report will be sent to shareholders in November 2013.

Summary

	Quarter ended			Nine months ended
	30 September 2013	30 September 2012	30 June 2013	30 September 2013	30 September 2012
For the period (C$m)
Profit before income tax expense	251	244	182	702	811
Net operating income before loan impairment charges and other credit risk provisions	522	572	531	1,637	1,867
Profit attributable to common shareholders	168	162	113	452	547

At period-end (C$m)
Shareholders' equity	5,187	5,134	5,074
Loan and advances to customers (net of impairment allowances)	46,722	46,309	44,946
Customer accounts	51,227	47,713	49,505

Capital measures1
Common equity tier 1 capital ratio (%)	11.1	n/a	10.8
Tier 1 ratio (%)	14.1	13.5	13.6
Total capital ratio (%)	16.0	15.8	15.5
Assets-to-capital multiple	14.5	13.6	14.5
Risk-weighted assets (C$m)	36,281	36,818	36,467

Performance ratios (%)2
Return on average common equity	16.0	15.7	10.6	14.3	17.9
Post-tax return on average total assets	0.78	0.77	0.53	0.71	0.88
Post-tax return on average risk-weighted assets1	1.8	1.8	1.3	1.7	2.0

Credit coverage ratios (%)
Loan impairment charges as a percentage of total operating income	1.7	12.4	15.8	9.1	9.5
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.1	0.5	0.7	0.4	0.5
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	61.2	50.9	58.4	61.2	50.9

Efficiency and revenue mix ratios (%)2
Cost efficiency ratio	51.9	45.1	50.1	48.9	47.2
Adjusted cost efficiency ratio	51.9	44.5	50.1	48.8	46.5
As a percentage of total operating income:
- net interest income	61.1	62.4	64.0	60.8	60.4
- net fee income	29.1	27.4	29.0	27.6	23.9
- net trading income	8.0	8.4	8.5	8.8	7.2

Financial ratios (%)2
Ratio of customer advances to customer accounts	91.2	97.1	90.8
Average total shareholders' equity to average total assets	6.0	6.0	6.0

Total assets under administration (C$m)2
Funds under management	19,747	18,097	19,220
Custodial accounts	1,142	854	1,106
Total assets under administration	20,889	18,951	20,326

1      Effective 1 January 2013, regulatory information is determined using regulatory guidelines in accordance with the Basel III capital adequacy framework. Comparative regulatory information for 2012 periods, were not restated and are determined using regulatory guidelines in accordance with the Basel II capital adequacy framework.

2 Refer to the 'Use of non-IFRS financial measures' section of this document for a discussion of non-IFRS financial measures.

Consolidated Income Statement (Unaudited)

Figures in C$m	Quarter ended			Nine months ended
(except per share amounts)	30 September 2013	30 September 2012	30 June 2013	30 September 2013	30 September 2012
Interest income	511	551	534	1,562	1,702
Interest expense	(192)	(194)	(194)	(567)	(575)
Net interest income	319	357	340	995	1,127
Fee income	174	175	181	521	511
Fee expense	(22)	(18)	(27)	(69)	(64)
Net fee income	152	157	154	452	447
Trading income excluding net interest income	31	38	33	111	109
Net interest income on trading activities	11	10	12	33	26
Net trading income	42	48	45	144	135
Net expense from financial instruments designated at fair value	-	(8)	-	(3)	(24)
Gains less losses from financial investments	2	3	15	52	48
Other operating income/(expense)	7	15	(23)	(3)	50
Gain on the sale of the full service retail brokerage business	-	-	-	-	84
Net operating income before loan impairment charges and other credit risk provisions	522	572	531	1,637	1,867
Loan impairment charges and other credit risk provisions	(9)	(71)	(84)	(149)	(178)
Net operating income	513	501	447	1,488	1,689
Employee compensation and benefits	(154)	(149)	(158)	(468)	(507)
General and administrative expenses	(105)	(96)	(96)	(296)	(300)
Depreciation of property, plant and equipment	(8)	(10)	(8)	(25)	(27)
Amortization of intangible assets	(4)	(3)	(4)	(11)	(11)
Restructuring charges	-	-	-	-	(36)
Total operating expenses	(271)	(258)	(266)	(800)	(881)
Operating profit	242	243	181	688	808
Share of profit in associates	9	1	1	14	3
Profit before income tax expense	251	244	182	702	811
Income tax expense	(65)	(64)	(52)	(197)	(211)
Profit for the period	186	180	130	505	600

Profit attributable to common shareholders	168	162	113	452	547
Profit attributable to preferred shareholders	15	15	15	45	45
Profit attributable to shareholders	183	177	128	497	592
Profit attributable to non-controlling interests	3	3	2	8	8
Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.34	0.33	0.23	0.91	1.10

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our third quarter 2013 interim report.

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 30 September 2013	At 30 September 2012	At 31 December 2012

ASSETS

Cash and balances at central bank	59	62	56
Items in the course of collection from other banks	122	123	90
Trading assets	7,446	6,610	5,272
Derivatives	1,616	2,042	1,810
Loans and advances to banks	2,581	1,627	1,480
Loans and advances to customers	46,722	46,309	45,572
Financial investments	21,178	21,571	20,410
Other assets	434	620	911
Prepayments and accrued income	227	262	165
Customers' liability under acceptances	5,007	5,040	4,737
Property, plant and equipment	133	130	140
Goodwill and intangibles assets	69	75	71
Total assets	85,594	84,471	80,714

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,952	2,359	2,173
Customer accounts	51,227	47,713	48,304
Items in the course of transmission to other banks	86	340	71
Trading liabilities	4,420	3,588	2,672
Financial liabilities designated at fair value	427	999	436
Derivatives	1,306	1,628	1,415
Debt securities in issue	12,387	14,063	11,980
Other liabilities	2,251	2,115	2,389
Acceptances	5,007	5,040	4,737
Accruals and deferred income	529	591	528
Retirement benefit liabilities	258	348	309
Subordinated liabilities	327	323	324
Total liabilities	80,177	79,107	75,338

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	113	346	281
Retained earnings	2,903	2,617	2,694
Total shareholders' equity	5,187	5,134	5,146
Non-controlling interests	230	230	230
Total equity	5,417	5,364	5,376
Total equity and liabilities	85,594	84,471	80,714

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our third quarter 2013 interim report.

Consolidated Statement of Cash Flows (Unaudited)

Figures in C$m	Quarter ended			Nine months ended
	30 September 2013	30 September 2012	30 June 2013	30 September 2013	30 September 2012

Cash flows generated from/(used in):
- operating activities	82	1,399	1,786	2,755	(191)
- investing activities	(976)	(1,470)	33	(517)	(2,557)
- financing activities	(108)	(102)	(107)	(323)	(302)
Net increase/(decrease) in cash and cash equivalents	(1,002)	(173)	1,712	1,915	(3,050)
Cash and cash equivalents, beginning of period	4,670	2,000	2,958	1,753	4,877
Cash and cash equivalents, end of period	3,668	1,827	4,670	3,668	1,827

Represented by:
- Cash and balances at central bank	59	62	66	59	62
- Items in the course of transmission from/(to) other banks, net	36	(217)	(39)	36	(217)
- Loans and advances to banks of one month or less	2,581	1,627	3,656	2,581	1,627
- Treasury bills and certificates of deposits of three months or less	992	355	987	992	355
Cash and cash equivalents, end of period	3,668	1,827	4,670	3,668	1,827

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our third quarter 2013 interim report.

Global Business Segmentation (Unaudited)

Figures in C$m	Quarter ended			Nine months ended
	30 September 2013	30 September 2012	30 June 2013	30 September 2013	30 September 2012
Commercial Banking
Net interest income	169	175	171	501	532
Net fee income	75	78	77	227	221
Net trading income	6	9	8	22	25
Other operating income/(expense)	(3)	3	(35)	(36)	15
Net operating income before loan impairment charges and other credit risk provisions	247	265	221	714	793
Loan impairment (charges)/reversals and other credit risk provisions	5	(36)	(61)	(95)	(73)
Net operating income	252	229	160	619	720
Total operating expenses	(94)	(86)	(91)	(273)	(274)
Operating profit	158	143	69	346	446
Share of profit in associates	9	1	1	14	3
Profit before income tax expense	167	144	70	360	449

Global Banking and Markets
Net interest income	37	41	40	119	127
Net fee income	22	25	20	60	63
Net trading income	25	28	24	86	78
Gains less losses from financial investments	2	3	13	48	48
Other operating income/(expense)	(1)	-	1	-	1
Gain on the sale of the full service retail brokerage business	-	-	-	-	8
Net operating income before loan impairment charges and other credit risk provisions	85	97	98	313	325
Loan impairment charges and other credit risk provisions	(1)	-	(2)	(1)	-
Net operating income	84	97	96	312	325
Total operating expenses	(29)	(27)	(29)	(87)	(85)
Profit before income tax expense	55	70	67	225	240

Retail Banking and Wealth Management
Net interest income	85	85	86	260	282
Net fee income	45	42	48	136	128
Net trading income	4	3	7	15	9
Other operating income	2	3	2	7	8
Gain on the sale of the full service retail brokerage business	-	-	-	-	76
Net operating income before loan impairment charges and other credit risk provisions	136	133	143	418	503
Loan impairment charges and other credit risk provisions	(5)	(7)	(7)	(19)	(20)
Net operating income	131	126	136	399	483
Total operating expenses (excluding restructuring charges)	(119)	(113)	(118)	(355)	(370)
Restructuring charges	-	-	-	-	(2)
Profit before income tax expense	12	13	18	44	111

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our third quarter 2013 interim report.

Figures in C$m	Quarter ended			Nine months ended
	30 September 2013	30 September 2012	30 June 2013	30 September 2013	30 September 2012
Consumer Finance
Net interest income	35	64	49	136	209
Net fee income	10	12	9	29	35
Gains less losses from financial investments	-	-	2	4	-
Other operating income	1	1	1	3	3
Net operating income before loan impairment charges and other credit risk provisions	46	77	61	172	247
Loan impairment charges and other credit risk provisions	(8)	(28)	(14)	(34)	(85)
Net operating income	38	49	47	138	162
Total operating expenses (excluding restructuring charges)	(19)	(21)	(20)	(57)	(81)
Restructuring charges	-	-	-	-	(34)
Profit before income tax expense	19	28	27	81	47

Other
Net interest expense	(7)	(8)	(6)	(21)	(23)
Net trading income	7	8	6	21	23
Net expense from financial instruments designated at fair value	-	(8)	-	(3)	(24)
Other operating income	8	8	8	23	23
Net operating income/(expense)	8	-	8	20	(1)
Total operating expenses	(10)	(11)	(8)	(28)	(35)
Loss before income tax expense	(2)	(11)	-	(8)	(36)

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our third quarter 2013 interim report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 05 November 2013